UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         PetroHunter Energy Corporation
                         ------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                         ------------------------------
                         (Title of Class of Securities)

                                   71649T 10 4
                                   -----------
                                 (CUSIP Number)

  Ms. Kyle L. WhiteJohnson, 1875 Lawrence Street, Suite 1400, Denver, CO 80202
                                 (303) 572-8900
  -----------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                  May 12, 2006
                                  ------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 71649T 10 4              13D                        Page 2 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS (1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    MAB Resources LLC ("MAB Resources")
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS (See Instructions)
    WC
--------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware, USA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   73,200,000 (2)
 BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      73,200,000 (2)
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    73,200,000(2)
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    32.70%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
    OO
--------------------------------------------------------------------------------

(1) Joint filing pursuant to Rule 13D-1(k)1. The record owners of the securities of the Issuer are MAB Resources and MABio. This Statement is also being filed on behalf of Marc A. Bruner, who personally and with his family trust, is the sole member of MAB Resources and who owns 66.83% of MABio. Mr. Bruner disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interests.

(2) Consists of 68,000,000 shares of Common Stock and 5,200,000 shares which may be acquired upon exercise of options.

--------------------------------------------------------------------------------
CUSIP NO. 71649T 10 4               13D                        Page 3 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    MABio Materials Corporation ("MABio")
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS (See Instructions)
    WC
--------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland, USA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   2,000,000
 BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      2,000,000
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,000,000
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
    0.91%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 71649T 10 4               13D                        Page 4 of 7 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Marc A. Bruner ("Mr. Bruner")
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS (See Instructions)
    OO
--------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   75,200,000 (3)
 BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      75,200,000 (3)
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    75,200,000(3)
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
    33.6%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

--------------------------
(3) Consists of 68,000,000 shares of Common Stock owned by MAB Resources, 2,000,000 shares of Common Stock owned by MABio Materials Corporation, and 5,200,000 shares which may be acquired by MAB Resources upon exercise of options.

                                  SCHEDULE 13D
            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D ("Statement") relates to the shares of Common Stock ($.001 par value) ("Common Stock") of PetroHunter Energy Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1875 Lawrence Street, Suite 1400, Denver, CO 80202.

ITEM 2.  IDENTITY AND BACKGROUND

         MAB RESOURCES

     (a) NAME: MAB Resources LLC

     (b) PRESENT PRINCIPAL OCCUPATION: N/A

     (c) ADDRESS OF PRINCIPAL OFFICE: 1875 Lawrence Street, Suite 1400, Denver, CO 80202

     (d) CONVICTED IN A CRIMINAL PROCEEDING: No

     (e) VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS: No

     (f) CITIZENSHIP: Delaware, USA

         MABIO

     (a) NAME: MABio Materials Corporation

     (b) PRESENT PRINCIPAL OCCUPATION: N/A

     (c) ADDRESS OF PRINCIPAL OFFICE: 1875 Lawrence Street, Suite 1400, Denver, CO 80202

     (d) CONVICTED IN A CRIMINAL PROCEEDING: No

     (e) VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS: No

     (f) CITIZENSHIP: Maryland, USA

         MR. BRUNER

     (a) NAME: Marc A. Bruner

     (b) PRESENT PRINCIPAL OCCUPATION: Sole director and executive officer of MABio Materials Corporation, member of MAB Resources LLC

     (c) BUSINESS OFFICE: 1875 Lawrence Street, Suite 1400, Denver, CO 80202

     (d) CONVICTED IN A CRIMINAL PROCEEDING: No

     (e) VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS: No

     (f) CITIZENSHIP: USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         MAB Resources and MABio purchased the Common Stock with working capital and personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         MAB Resources and MABio have ongoing oil and natural gas business relations with the Issuer and acquired these interests in the Issuer as a result of the merger of GSL Energy Corporation being merged with and into a subsidiary of the Issuer. Neither MAB Resources LLC nor MABio Materials Corporation presently has any plan and is not considering any proposal that relates or would result in any of the actions enumerated in Item 4 of the form Schedule 13D. MAB Resources LLC and/or MABio Materials Corporation may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) As of November 30, 2006, MAB Resources is the record owner of 68,000,000 shares of Common Stock in the Issuer. As of November 30, 2006, MABio is the record owner of 2,000,000 shares of Common Stock in the Issuer. As of November 30, 2006, MAB Resources held options to acquire 5,200,000 shares of Common Stock in the Issuer. As of November 30, 2006, MAB Resources, MABio, and Mr. Bruner as a group had a beneficial interest in 75,200,000 shares of Common Stock in the Issuer (33.6%).
         (b) As of November 30, 2006, MAB Resources had sole power to vote and dispose of 73,200,000 shares. As of November 30, 2006, MABio had sole power to vote and dispose of 2,000,000 shares.
         (c)      None.
         (d)      None.
         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         MAB Resources and the Issuer have entered into a stock option agreement, effective as of August 10, 2005, pursuant to which MAB Resources has the option to acquire 13,000,000 shares of the Issuer's Common Stock for an exercise price of $0.50 per share. 20% of the option was exercisable on each of August 10, 2005 and 2006, and 20% of the option becomes exercisable on each of August 10, 2007, 2008 and 2009.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DESCRIPTION

99.1 Option Agreement, effective August 10, 2005, between MAB Resources and the Issuer.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 30, 2006                       MAB RESOURCES LLC



                                        By:      /s/ MARC A. BRUNER
                                           -------------------------------------
                                        Name:  Marc A. Bruner



                                        MABIO MATERIALS CORPORATION


                                        By:       /s/ MARC A. BRUNER
                                           -------------------------------------
                                        Name:  Marc A. Bruner



                                        By:      /s/ MARC A. BRUNER
                                           -------------------------------------
                                        Name:  Marc A. Bruner

                                  EXHIBIT 99.1

                  OPTION AGREEMENT, EFFECTIVE AUGUST 10, 2005,
                      BETWEEN MAB RESOURCES AND THE ISSUER

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER FEDERAL OR STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, OR OTHERWISE DISPOSED OF UNLESS SO REGISTERED OR QUALIFIED OR UNLESS AN EXEMPTION EXISTS, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED BY AN OPINION OF COUNSEL TO THE REGISTERED HOLDER (WHICH OPINION AND COUNSEL SHALL BOTH BE SATISFACTORY TO THE COMPANY).

                             GSL ENERGY CORPORATION

                             STOCK OPTION AGREEMENT
                 (Non-Qualified Option--2005 Stock Option Plan)

         THIS STOCK OPTION AGREEMENT (the "Agreement") is made and entered into effective as of the 10th day of August 2005 by and between GSL Energy Corporation (the "Company"), and MAB Resources LLC (the "Optionee").

                                   WITNESSETH:

         WHEREAS, effective as of August 10, 2005 (the "Date of Grant"), the Optionee received a stock option to purchase shares of the Company's $.001 par value common stock (the "Common Stock") pursuant to the Company's 2005 Stock Option Plan (the "Plan") in order to provide the Optionee with an opportunity for investment in the Company and additional incentive to pursue the success of the Company, and this option is to be for the number of shares, at the price per share and on the terms set forth in this Agreement;

         WHEREAS, the Company intends that the stock option granted pursuant to this Agreement be considered a non-qualified stock option (a "Non-Qualified Option"); and

         WHEREAS, the Optionee desires to receive an option on the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, the parties agree as follows:

         1. GRANT OF OPTION. The Company hereby grants to the Optionee, as a matter of separate agreement and not in lieu of salary or any other compensation for services, the right and option (the "Option") to purchase all or any part of an aggregate of 13,000,000 shares of the authorized and unissued Common Stock of the Company (the "Option Shares") pursuant to the terms and conditions set forth in this Agreement. The Option shall be considered a Non-Qualified Option. Optionee acknowledges and agrees that this Option is not an Incentive Option and that the Company is not obligated to take any action or refrain from taking any action in order to cause this Option to qualify as an Incentive Option.

         2. OPTION PRICE. At any time when shares are to be purchased pursuant to the Option, the purchase price (the "Option Price") for each Option Share shall be $0.50, subject to adjustment as provided in Section 8 below.

         3. EXERCISE PERIOD.

            (a) 20% of the Option is exercisable on the Date of Grant, and 20% of the Option becomes exercisable on each of August 10, 2006, 2007, 2008, and 2009.

            (b) The period for exercise of the Option shall terminate at 5:00 p.m., New York, New York time on August 10, 2010 unless terminated earlier as provided in this Agreement.

         4. EXERCISE OF OPTION.

            (a) The Option may be exercised in whole or in part by delivering to the Secretary of the Company (i) a Notice And Agreement Of Exercise Of Option, substantially in the form attached hereto as Exhibit A, specifying the number of Option Shares with respect to which the Option is exercised, and (ii) full payment of the Option Price for such shares. Payment in cash shall be made by certified check or cleared funds.

            (b) Promptly upon receipt of the Notice And Agreement Of Exercise Of Option (a form of which is attached to this Agreement as Exhibit A) together with the full payment of the Option Price, the Company shall deliver to the Optionee a properly executed certificate or certificates representing the Option Shares being purchased.

            (c) During the lifetime of the Optionee, the Option shall be exercisable only by the Optionee; provided, that in the event of the legal disability of an Optionee, the guardian or personal representative of the Optionee may exercise the Option if such guardian or personal representative obtains a ruling from the Internal Revenue Service or an opinion of counsel to the effect that neither the grant nor the exercise of such power is violative of
Section 422(b)(5), or its successor provision, of the Code. Any opinion of counsel must be acceptable to the Option Committee both with respect to the counsel rendering the opinion and with respect to the form of opinion. Following the death of the Optionee, the Option may be exercised by the personal representative of the Optionee during any remaining term of the Option.

            (d)  (1) If for any reason (other than the termination of Optionee's employment because of Optionee's death or the termination of Optionee's employment by the Company for cause (as defined below)) the Optionee ceases to be employed by the Company, then (i) any Incentive Option then held may be exercised within three (3) months after termination of the Optionee's employment, and (ii) any Non-Qualified Option then held by the Optionee may be exercised within three (3) months after termination of the Optionee's employment, but, in either case, only to the extent that (A) the Option was exercisable according to its terms on the date of termination of the Optionee's employment, and (B) the period for exercise of the Option, as defined in Section 3 of this Agreement, has not terminated as of the date of exercise. Upon termination of the respective periods set forth in the previous sentence, any unexercised portion of an Option shall expire.

                 (2) If the Optionee's employment with the Company is terminated because of the Optionee's death, any Option then held may be exercised within one (1) year after termination, but only to the extent that (A) the Option was exercisable according to its terms on the date of termination of the Optionee's employment, and (B) the period for exercise of the Option, as defined in Section 3 of this Agreement, has not terminated as of the date of exercise.

                 (3) If the Optionee's employment by the Company is terminated for cause, any Option held by the Optionee at the time Optionee's employment is terminated shall expire upon delivery to the Optionee of notice of termination, which may be oral or in writing, and all rights to purchase shares pursuant to the Option shall terminate immediately. As used in this Section 4(d), termination "for cause" means a discharge on account of dishonesty, disloyalty or insubordination on the part of the Optionee as determined in the sole discretion of the Board Of Directors of the Corporation or a Committee of the Board Of Directors.

         5. WITHHOLDING TAXES. The Company may take such steps as it deems necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation or any governmental authority, whether federal, state or local, domestic or foreign, to withhold in connection with the Option including, but not limited to, the withholding of all or any portion of any payment owed by the

Company to the Optionee or the withholding of issuance of Option Shares to be issued upon the exercise of the Option.

         6. SECURITIES LAWS REQUIREMENTS. No Option Shares shall be issued unless and until, in the opinion of the Company, there has been full compliance with any applicable registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), any applicable listing requirements of any securities exchange on which stock of the same class has been listed, and any other requirements of law or any regulatory bodies having jurisdiction over such issuance and delivery. Pursuant to the terms of the Notice And Agreement Of Exercise Of Option that shall be delivered to the Company upon each exercise of the Option, the Optionee shall acknowledge, represent, warrant and agree as follows:

            (a) All Option Shares shall be acquired solely for the account of the Optionee for investment purposes only and with no view to their resale or other distribution of any kind (Note: This provision will be applicable only if the issuance of the Option Shares is not registered at the time of exercise of the Option);

            (b) Optionee's overall commitment to investments that are not readily marketable is not disproportionate to Optionee's net worth and Optionee's investment in the Option and the Option Shares will not cause such overall commitments to become excessive;

            (c) Optionee's financial condition is such that Optionee is under no present or contemplated future need to dispose of any portion of the Option or the Option Shares to satisfy any existing or contemplated undertaking, need or indebtedness;

            (d) Optionee has sufficient knowledge and experience in business and financial matters to evaluate, and Optionee has evaluated, the merits and risks of an investment in the Option and the Option Shares;

            (e) The address set forth in this Agreement is Optionee's true and correct residence, and Optionee has no present intention of becoming a resident of any other state or jurisdiction;

            (f) Optionee confirms that all documents, records and books pertaining to an investment in the Option and the Option Shares have been made available or delivered to Optionee. Optionee further confirms that Optionee has had the opportunity to discuss the acquisition of the Option and the Option Shares with the Company, and Optionee has obtained or been given access to all information concerning the Company that Optionee has requested;

            (g) Optionee has had the opportunity to ask questions of, and receive the answers from, the Company concerning the terms of the investment in the Option and the Option Shares and to receive additional information necessary to verify the accuracy of the information delivered to Optionee, to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense;

            (h) Optionee understands that the Option Shares issuable upon exercise of the Options may not be registered under the 1933 Act or any state securities laws in reliance on an exemption for private offerings, and no federal or state agency has made any finding or determination as to the fairness of this investment or any recommendation or endorsement of the issuance of the Option Shares;

            (i)  Optionee acknowledges and is aware of the following:

                 (i) The Option and the Option Shares constitute a speculative investment and involve a high degree of risk of loss by Optionee of Optionee's total investment in the Option and the Option Shares.

                 (ii) There are substantial restrictions on the transferability of the Option and the Option Shares. The Option is not transferable except as provided in Section 7 below. The Option Shares cannot be transferred, pledged, hypothecated, sold or otherwise disposed of unless they are registered under the 1933 Act or an exemption from such registration is available and established to the satisfaction of the Company; investors in the Company have no rights to require that the Option Shares be registered; there is no right of presentment of the Option Shares and there is no obligation by the Company to repurchase any of the Option Shares; and, accordingly, Optionee may have to hold the Option Shares indefinitely and it may not be possible for Optionee to liquidate Optionee's investment in the Company;

                 (iii) Each certificate issued representing the Option Shares shall be imprinted with a legend that sets forth a description of the restrictions on transferability of those securities, which legend will read substantially as follows:

                 "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER FEDERAL OR STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, OR OTHERWISE DISPOSED OF UNLESS SO REGISTERED OR QUALIFIED OR UNLESS AN EXEMPTION EXISTS, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED BY AN OPINION OF COUNSEL TO THE REGISTERED HOLDER (WHICH OPINION AND COUNSEL SHALL BOTH BE SATISFACTORY TO THE COMPANY)."

            (j) No Option Shares shall be sold or otherwise distributed in violation of the 1933 Act or any other applicable federal or state securities laws;

            (k) The Company may, without liability for its good faith actions, place legend restrictions upon the certificates representing the Option Shares and issue "stop transfer" instructions requiring compliance with applicable securities laws and the terms of the Option.

            (l) The Optionee shall report all sales of Option Shares to the Company in writing on a form prescribed by the Company; and

            (m) If and so long as the Optionee is subject to reporting requirements under Section 16(a) of the 1934 Act, the Optionee shall (i) be aware that any sale by the Optionee or the Optionee's immediate family of shares of the Company's common stock or any of the Option Shares within six months before or after any transaction deemed to be a "purchase" of an equity security of the Company may create liability for the Optionee under Section 16(b) of the 1934 Act, (ii) consult with the Optionee's counsel regarding the application of
Section 16(b) of the 1934 Act prior to any exercise of the Option, and prior to any sale of shares of the Company's common stock or the Option Shares, (iii) furnish the Company with a copy of each Form 4 filed by the Optionee's, and (iv) timely file all reports required under the federal securities laws.

            The restrictions described in Paragraphs 6(a)-(m) above, or notice thereof, may be placed on the certificates representing the Option Shares purchased pursuant to the Option, and the Company may refuse to issue the certificates or to transfer the Option Shares on its books unless it is satisfied that no violation of such restrictions will occur.

         7. TRANSFERABILITY OF OPTION. No Option shall be transferable by the Optionee otherwise than by will or by the laws of descent and distribution or, in the case of a Non-Qualified Option, pursuant to a domestic relations order (within the meaning of Rule 12a-12 promulgated under the 1934 Act), and Options shall be exercisable during the lifetime of an Optionee only by the Optionee or the Optionee's guardian or legal representative. Notwithstanding the foregoing, Non-Qualified Options may be transferred to Permitted Transferees (as defined below) of the Optionee. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Optionee. A "Permitted Transferee" means Optionee's immediate family, trusts solely for the benefit of such family members and partnerships in which such family members and/or trusts are the only partners. For this purpose, immediate family of a person means the person's spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren.

         8. ADJUSTMENT BY STOCK SPLIT, STOCK DIVIDEND, ETC. If at any time the Company increases or decreases the number of its outstanding shares of common stock, or changes in any way the rights and privileges of such shares, by means of the payment of a stock dividend or the making of any other distribution on such shares payable in its common stock, or through a stock split or subdivision of shares, or a consolidation or combination of shares, or through a reclassification or recapitalization involving its common stock, the numbers, rights and privileges of the shares of common stock included in the Option shall be increased, decreased or changed in like manner as if such shares had been issued and outstanding, fully paid and nonassessable at the time of such occurrence.

         9. MERGER OR CONSOLIDATION.

            (a) Upon the occurrence of any of the following events, and subject to the 30-day period provided for in Subsection 9(b), the Option shall automatically terminate and be of no further force or effect whatever if and only if the notice described in Subsection 9(b) has been given to Optionee: (i) the merger or consolidation of the Company with one or more other corporations, regardless of which entity survives the transaction; (ii) the dissolution or liquidation of the Company; (iii) the appointment of a receiver for all, or substantially all, of the Company's assets or business; (iv) the appointment of a trustee for the Company after a petition has been filed for the Company's reorganization under applicable statutes; or (v) the sale, lease or exchange of all, or substantially all, of the Company's assets and business.

            (b)  If any of the  events  described  in  clauses (i), (ii), (iii),
(iv), or (v) of Subsection 9(a) occurs, then the Company, at the Company's option, may cause the Option to terminate and be of no further force or effect whatever if the Company gives written notice to the Optionee at least 30 days prior to the occurrence of any such event. After receipt of such notice, the Optionee may at any time before the occurrence of the event requiring the giving of notice exercise the unexercised portion of the Option as to all the shares covered thereby and without regard to the restrictions set forth in Subparagraphs 3(a) and 3(b), except that the portion of the Option thereby becoming exercisable that shall be considered an incentive stock option shall be subject to the limitations of Section 16 of the Plan. Notwithstanding the foregoing, if the notice given under this Subsection 9(b) is given fewer than 30 days prior to occurrence of the event, then the Option shall not terminate pursuant to Subsection 9(a), and may be exercised, until 30 days after the date on which the notice was given. If no notice shall be given with respect to a transaction described in clauses (i), (ii), or (v) of Subsection 9(a), the provisions of Subsection 9(a) shall not apply and the Option shall not terminate until the termination is pursuant to Subsection 9(a) or any other applicable provision of this Agreement. Notice pursuant to this Subsection 9(b) shall be given pursuant to the provisions of Section 13 of this Agreement.

         10. COMMON STOCK TO BE RECEIVED UPON EXERCISE. Optionee understands that the Company is under no obligation to register the issuance of the Option Shares or the resale of the Option Shares under the 1933 Act, and that in the absence of any such registration, the Option Shares cannot be sold unless they are sold pursuant to an exemption from registration under the 1933 Act. The Company is under no obligation to comply, or to assist the Optionee in complying, with any exemption from such registration requirement, including supplying the Optionee with any information necessary to permit routine sales of the Option Shares under Rule 144 of the Securities and Exchange Commission. Optionee also understands that with respect to Rule 144, routine sales of securities made in reliance upon such Rule can be made only in limited amounts in accordance with the terms and conditions of the Rule, and that in cases in which the Rule is inapplicable, compliance with either Regulation A or another disclosure exemption under the 1933 Act will be required. Thus, the Option Shares will have to be held indefinitely in the absence of registration under the 1933 Act or an exemption from registration.

             Furthermore, the Optionee fully understands that issuance of the Option Shares may not be registered under the 1933 Act and that if their issuance is not registered, they will be issued in reliance upon an exemption which is available only if Optionee acquires such shares for investment and not with a view to distribution. Optionee is familiar with the phrase "acquired for investment and not with a view to distribution" as it relates to the 1933 Act and the special meaning given to such term in various releases of the Securities and Exchange Commission.

         11. PRIVILEGE OF OWNERSHIP. Optionee shall not have any of the rights of a stockholder with respect to the shares covered by the Option except to the extent that one or more certificates for such shares shall be delivered to him upon exercise of the Option.

         12. RELATIONSHIP TO EMPLOYMENT OR POSITION. Nothing contained in this Agreement (i) shall confer upon the Optionee any right with respect to continuance of Optionee's employment by, or position or affiliation with, or relationship to, the Company, or (ii) shall interfere in any way with the right of the Company at any time to terminate the Optionee's employment by, position or affiliation with, or relationship to, the Company.

         13. NOTICES. All notices, requests, demands, directions and other communications ("Notices") concerning this Agreement shall be in writing and shall be mailed or delivered personally or sent by telecopier or facsimile to the applicable party at the address of such party set forth below in this
Section 13. When mailed, each such Notice shall be sent by first class, certified mail, return receipt requested, enclosed in a postage prepaid wrapper, and shall be effective on the fifth business day after it has been deposited in the mail. When delivered personally, each such Notice shall be effective when delivered to the address for the respective party set forth in this Section 13, provided that it is delivered on a business day and further provided that it is delivered prior to 5:00 p.m., local time of the party to whom the notice is being delivered, on that business day; otherwise, each such Notice shall be effective on the first business day occurring after the Notice is delivered. When sent by telecopier or facsimile, each such Notice shall be effective on the day on which it is sent provided that it is sent on a business day and further provided that it is sent prior to 5:00 p.m., local time of the party to whom the Notice is being sent, on that business day; otherwise, each such Notice shall be effective on the first business day occurring after the Notice is sent. Each such Notice shall be addressed to the party to be notified as shown below:

             (a)  if to the Company:     GSL Energy Corporation
                                         C/O Patton Boggs LLP
                                         1660 Lincoln Street,  Suite 1900
                                         Denver, CO 80246
                                         Attention:  Secretary

             (b)  if to the Optionee:    MAB Resources LLC
                                         c/o Patton Boggs LLP
                                         1660 Lincoln Street, Suite 1900
                                         Denver, Colorado 80264

         Either  party may change its  respective  address for  purposes of this
Section 13 by giving the other party Notice of the new address in the manner set forth above.

         14. GENERAL PROVISIONS. This instrument (a) contains the entire agreement between the parties, (b) may not be amended nor may any rights hereunder be waived except by an instrument in writing signed by the party sought to be charged with such amendment or waiver, (c) shall be construed in accordance with, and governed by the laws of New York, except where conflicts of law rules require the application of Delaware law, and (d) shall be binding upon and shall inure to the benefit of the parties and their respective personal representatives and assigns, except as above set forth. All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural as the identity of the parties hereto may require.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the dates set forth below.

                                       COMPANY



Date: AUGUST 10, 2005                  By:  /s/ CARMEN J. LOTITO
      ---------------                     --------------------------------------
                                          Name:   CARMEN J. LOTITO
                                               ---------------------------------
                                          Title:  CHIEF FINANCIAL OFFICER
                                                --------------------------------


                                       OPTIONEE

                                       MAB Resources LLC,
                                       a Delaware limited liability company


Date: AUGUST 10, 2005                  By:   /s/ GARRY LAVOLD
      ---------------                     --------------------------------------
                                          Name:   GARRY LAVOLD
                                               ---------------------------------
                                          Title:   CHIEF OPERATING OFFICER
                                                --------------------------------

                                    EXHIBIT A
                           (To GSL Energy Corporation
                             Stock Option Agreement)

                             GSL ENERGY CORPORATION

                   NOTICE AND AGREEMENT OF EXERCISE OF OPTION

         I hereby exercise my GSL Energy Corporation Stock Option dated as of August 10, 2005 as to ________ shares of the $.001 par value common stock (the "Option Shares") of GSL Energy Corporation (the "Company") at a purchase price of $____ per share. The total exercise price for these Option Shares is $________. Enclosed is payment in the form of ___________________.

         Enclosed  is  the  payment  specified  in  Paragraph  4  of  my  Option
Agreement.

         I understand that no Option Shares will be issued unless and until, in the opinion of the Company, there has been full compliance with any applicable registration requirements of the Securities Act of 1933, as amended, any applicable listing requirements of any securities exchange on which stock of the same class is then listed, and any other requirements of law or any regulatory bodies having jurisdiction over such issuance and delivery. I hereby acknowledge, represent, warrant and agree, to and with the Company as follows:

         a. The Option Shares I am purchasing are being acquired for my own account for investment purposes only and with no view to their resale or other distribution of any kind, and no other person (except, if I am married, my spouse) will own any interest therein.

         b. I will not sell or dispose of my Option Shares in violation of the Securities Act of 1933, as amended, or any other applicable federal or state securities laws.

         c. I agree that the Company may, without liability for its good faith actions, place legend restrictions upon my Option Shares and issue "stop transfer" instructions requiring compliance with applicable securities laws and the terms of my Option.

         d. I will report all sales of Option Shares to the Company in writing on a form prescribed by the Company.

         e.       If and so long as I am subject to reporting requirements under
                  Section 16(a) of the 1934 Act), I recognize that any sale by me or my immediate family of the Company's $.001 par value common stock may create liability for me under Section 16(b) of the 1934 Act ("Section 16(b)"). Therefore, I have consulted with my counsel regarding the application of Section 16(b) to this exercise of my Option.

         f.       I will consult with my counsel  regarding the  application  of
                  Section 16(b) before I make any sale of the Company's $.001 par value common stock, including the Option Shares, and I will furnish the Company with a copy of each Form 4 or Form 5 filed by me and will timely file all reports that I may be required to file under the federal securities laws.

         The number of Option Shares specified above are to be issued in the name or names set forth below in the left-hand column.

                                          MAB RESOURCES LLC


                                          By:
                                             -----------------------------------
                                          Name:
                                               ---------------------------------
                                          Title:
                                                --------------------------------


                                          --------------------------------------
                                          Address

                                          --------------------------------------
                                          City, State and Zip Code





















                                      A-2